NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL:  RUS

RUSSEL METALS' EXECUTIVE SHARE PURCHASE

TORONTO, CANADA -- March 17, 2005 -- Russel Metals Inc. announced that the Chief Executive Officer and other senior executives have exercised stock options.

Edward M. Siegel, Jr., Chief Executive Officer, exercised options and sold 225,000 common shares.  He currently holds 800,000 common shares worth approximately $14.2 million.  Mr. Siegel has 375,000 common share options remaining after the exercise.

Brian R. Hedges, Chief Financial Officer, exercised options and sold 95,000 common shares.  After giving effect to the trade, Mr. Hedges currently holds 100,000 common shares worth $1.8 million and 170,000 common share options.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
Web site : www.russelmetals.com
e-mail: info@russelmetals.com